PCM FUND, INC.

AMENDMENT TO BY-LAWS

February 21, 2012

The following amendment to the By-Laws, as amended (the "By-Laws"), of PCM Fund, Inc. (the "Fund") were duly adopted by resolution of a majority of the Directors of the Fund at a meeting of the Directors held on February 21, 2012, with effect on the date first written above.

Amendment to Article II, Section 2 of the By-Laws.
Article II, Section 2 of the By-Laws is hereby amended and restated in its entirety to read as follows:

"An annual meeting of stockholders for the election of Directors and the transaction of such other business as may properly come before the meeting shall be held on such date and at such time and place as the Board of Directors shall select and set."